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[letterhead of
State Street Research &
Management Company
One Financial Center
Boston, Massachusetts 02111]

October 11, 2001

Securities and Exchange Commission
Attn:  Ruth Saunders
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re:   State Street Research Financial Trust
      Securities Act of 1933 Registration No. 33-10327
      Investment Company Act of 1940 File No. 811-4911
      CIK No. 0000806390

Ladies and Gentlemen:

      On behalf of State Street Research Financial Trust (the "Registrant"), we hereby request that the Registration Statement on Form N-14 filed for the Registrant on October 5, 2001 (the "Registration Statement") (EDGAR accession number 0000912057-01-534590) be withdrawn. The filing was inadvertently made under an erroneous CIK number, and actually pertains to the State Street Research Tax-Exempt Trust. The Registration Statement was also filed on behalf of the correct registrant on October 5, 2001 (EDGAR accession number 0000912057-01-534626). We request that this filing remain in effect.

      If you have any questions with respect to the above or if there is any way in which we may be of assistance, please feel free to contact me at
(617) 357-1371.

STATE STREET RESEARCH
FINANCIAL TRUST

By:   /s/  Amy L. Simmons
      -------------------
      Amy L. Simmons
      Assistant Secretary